

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 31, 2007

<u>via U.S. mail and facsimile</u>

David Lilley
Chairman, President and
  Chief Executive Officer
Cytec Industries Inc.
Five Garret Mountain Plaza
West Paterson, New Jersey 07424

>   **RE: Cytec Industries Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 28, 2007**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
>   **File No. 1-12372**

Dear Mr. Lilley:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that you may receive separate comments on your Form 10-K relating to executive compensation from the Executive Compensation Project and that their review is separate from our review.

Customers and Suppliers, page 9

2. You state on page 60, "Our business is not substantially dependent on any single
    contract or any series of contracts." That appears inconsistent with your disclosure in
    this section. Please revise in future filings or advise.

3. In future filings, please identify the significant customers discussed on page 10
    pursuant to Item 101(c)(vii) of Regulation S-K.

4. In future filings, please file all material contracts as exhibits to the Form 10-K
    pursuant to Item 601(b)(10) of Regulation S-K. We note your discussion of material
    business relationships with customers, subcontractors, joint venture partners and
    suppliers.

Risk Factors, page 13

5. In future filings, please consider adding a risk factor to discuss your dependence on
    major customers and subcontractors, as mentioned in the first paragraph on page 9.

6. In future filings, please consider adding a risk factor relating to dependence on a
    limited number of suppliers and the recent supply tightness you have experienced.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

7. In future filings, please revise your discussion and analysis of each segment's
    earnings from operations to quantify the impact each factor had to the extent
    practicable. For example, we note you attribute the increase in Cytec Performance
    Chemical's earnings from operations to (a) increased selling volumes, (b) slightly
    higher selling prices, (c) benefits of restructuring initiatives, (d) inclusion of a full
    year of Surface Specialties product lines, (e) higher raw material costs, (f) divestiture
    of the water treatment chemicals product line, and (f) stock compensation expense for
    which you only quantified the impact of the higher raw material costs and stock
    compensation expense even though the other factors appear to be quantifiable. Refer
    to Item 303(A)(3)(i) and Item 303(A)(3)(iii) of Regulation S-K for guidance.

8. We note that you recognized $51.1 million in restructuring activities and asset
    impairment charges related to such activities, which is 16.8% of your fiscal year 2006
    earnings from operations. As such, please provide the complete disclosures required
    by SAB Topic 5:P.4. For example, please disclose:
    •   A description of each exit or disposal activity, including the facts and
        circumstances leading to the expected activity and the expected completion date
        and the likely effects on the consolidated financial statements.

- The extent to which the restructuring activities are expected to result in cost savings or impact revenues.
- The expected cost savings for each restructuring activity and whether you have actually realized cost savings from previous restructuring activities.
- The total dollar amount of restructuring costs should be disclosed for each period.

Contractual Obligations and Commercial Commitments, page 30

9. In future filings, please revise your contractual obligations table as follows:
   - To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
   - If you are using derivative instruments to manage your interest rate risk and to the extent that you are in a position of paying cash rather than receiving cash, please disclose estimates of the amounts you will be obligated to pay.
   - To the extent you are required or planning to fund your pension plans in the future and such payments are material, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.
   - Include your "other noncurrent liabilities" in the table, as such liabilities represent 12% of your total liabilities.
   Refer to Item 303(A)(5) of Regulation S-K for guidance.

Significant Accounting Estimates / Critical Accounting Policies, page 32

10. In future filings, please include a sensitivity analysis of the material estimates/assumptions for the following:
   - Asbestos-related contingent liabilities and related insurance receivables: future number of claims filed and average value of those claims on a nominal basis
   - Retirement plans: discount rate and expected rate of return on plan assets
   Refer to Section 501.14 of the Financial Reporting Codification for guidance.

11. We note that you have referred to an independent third party actuary with regard to your determination of your asbestos liabilities and probable insurance recoveries receivable on page 33 and in footnote 13. In future filings, either identify these experts or delete your reference to them. We remind you that if you refer to experts in a filing under the Securities Act, you must name such experts and include their consent. Refer to Section 436(b) of Regulation C.

12. In future filings, please revise your disclosure to state the purpose of initially using the market multiple approach to estimate the fair value of your reporting units when testing goodwill for impairment and then using the discounted cash flow approach to more precisely determine the reporting unit's fair value when the market multiple approach indicates a possible impairment. In this regard, it is unclear why you would not initially use the discounted cash flow approach, if it is a more precise measure of a reporting unit's fair value. Also, if the fair value of any of your reporting units do not materially exceed its carrying value, please provide a description of the material assumptions used in both the market multiple approach and the discounted cash flow approach and the sensitivity of those assumptions for the reporting unit. For example, for a discounted cash flow approach, such assumptions should include the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a market multiple approach, the revenue and/or EBITDA multiple used. Also, please disclose those reporting units, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

1. Summary of Significant Accounting Policies, page 42

F. Goodwill, page 42

13. We note that you have identified your reportable segments as your reporting units for testing goodwill for impairment. We also note your disclosures on page 5 stating, "[o]ur management team regularly reviews our product line portfolio in terms of strategic fit and capital allocation based on financial performance which includes factors such as growth, profitability and return on invested capital." In addition, you note that you have accounted for all strategic business and product line acquisitions using the purchase method of accounting. Finally, we note that you allocated $15.2 million of Cytec Performance Chemical's goodwill to the divestiture of the water treatment chemicals product line. As such, it is unclear to us why you are not testing goodwill for impairment at the product line level based on the guidance in paragraph 30 of SFAS 142. At a minimum, please address each of the following:
   - Confirm to us that your reportable segments are your operating segments in accordance with paragraphs 10-15 of SFAS 131.

- Tell us how the "segment managers" of your operating segments manage their respective segments. Specifically, tell us the types of information / reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.
- If the segment managers of your operating segments do review financial information at a level below the operating segment level (i.e., a component) and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination providing us with your analysis of EITF No. 98-3 for each product line by operating segment.
- If you believe each of the components for each of your operating segments can be aggregated, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the operating segment level in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101.
- Please provide us with an organizational chart that includes the level of personnel below your "segment managers" of your operating segments, whether it is at the business line, geographic, or some other level.

If you subsequently determine that your reporting units are a level below your operating segments, please revise your goodwill impairment tests for each period presented. Please provide us with the results of such tests.

H. Financial Instruments, page 43

14. We note that you use the following derivative instruments: (a) currency forward contracts; (b) cross currency swaps; and (c) forward contracts and swaps on commodities. In future filings, please revise your derivative financial instruments and derivative commodity instruments accounting policy to provide a more detail description about your policies and the methods used to apply those policies in accordance with the requirements in Article 4-08(n) of Regulation S-X. Please provide us with the disclosure you intend to include in future filings.

7. Derivative Financial Instruments and Certain Hedging Activities, page 54

15. We note that during September 2005 you entered into two cross currency swaps, which you state on page 54 that you have designated as cash flows hedges. However, on page 43, your accounting policy appears to indicate that the interest component of the derivative instrument is a cash flow hedge, whereas the exchange component is a fair value hedge. Please provide us with a more detailed explanation as to how you are accounting for the two cross currency swaps. Please ensure your explanation cites the accounting literature supporting your accounting. In addition, please revise your disclosure in future filings to provide a more detailed explanation regarding your accounting for the cross currency swaps. Please also revise your disclosure to provide the information required by paragraph 44 of SFAS 133: (a) your objectives

for holding these instruments, the context behind your objectives, and your strategy for achieving those objectives; and (b) a description of the items or transaction for which the instruments are being used. Depending on whether the instruments qualified as fair value hedges or cash flow hedges, please revise your footnote disclosure to include the information required by either paragraph 45.a. or paragraph 45.b., respectively, of SFAS 133. Please provide us with the disclosure you intend to include in future filings.

13. Contingencies and Commitments, page 58

16. We note that you have asset retirement obligations for manufacturing sites that you currently own and formerly owned. Based on your current disclosure, it is unclear as to whether your estimated asset retirement obligation includes all manufacturing sites or whether you are currently unable to estimate the asset retirement obligation for certain manufacturing sites. In future filings, please revise your disclosure to provide the following additional information regarding your asset retirement obligations:
- A description of your regulatory closure obligation for the manufacturing sites.
- The total number of manufacturing sites you have a regulatory closure obligation, and the number of manufacturing sites you have not yet recognized an asset retirement obligation.
- For those manufacturing sites that you have not yet recognized a liability, disclose why you are unable to provide for such an estimate, at what stage you will recognize an asset retirement obligation for the facility or well, and the potential range of cash flows, based on current costs, that would be required to settle your asset retirement obligations if they were settled in the near term.
- A reconciliation of the beginning and ending aggregate carrying amount of your asset retirement obligations.

Please provide us with the disclosure you intend to include in future filings. Refer to SFAS 143 and FIN 47 for guidance.

Item 9A. Controls and Procedures, page 78

Changes in Internal Control, page 78

17. We note your disclosure that with the exception of the items noted above, there has been no change in the company's internal control over financial reporting during the quarter ended June 30, 2007 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting." Please revise in future filings to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31

18. In future filings, please ensure the language included in your certifications required under section 302 of the Sarbanes-Oxley Act conforms to the language per Release No. 33-8238, specifically the phrase, "(the registrant's fourth fiscal quarter in the case of an annual report)," in Item 4.d. Refer to Item 601(b)(31) of Regulation S-K for additional guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Errol Sanderson at (202) 551-3746, or in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767.

Sincerely,

Terence O'Brien
Accounting Branch Chief